UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
April 20, 2012
of Management Investment Companies           Estimate
average burden hours
                                               per
response . . . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -------------
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1. Investment Company Act File Number:        Date
examination completed:

811-03364                                     December 31,
2011

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2. State Identification Number:

AL             AK             AZ             AR
CA           CO X
CT             DE             DC             FL
GA           HI
ID             IL             IN             IA
KS           KY
LA             ME             MD             MA
MI           MN
MS             MO             MT             NE
NV           NH
NJ             NM             NY             NC
ND           OH
OK             OR             PA             RI
SC           SD
TN             TX             UT             VT
VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Maxim Series Fund, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8518 E. Orchard Road, Greenwood Village, Colorado 80111







March 14, 2012

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated March 14, 2012, on our examination of the investment portfolio of the following portfolios of the Maxim Series Fund, Inc. as of the close of business on December 31, 2011.
Maxim Stock Index Portfolio
Maxim Index 600 Portfolio
Maxim S&P 500 Index Portfolio
Maxim S&P MidCap 400 Index Portfolio
Maxim International Index Portfolio
Maxim Aggressive Profile I Portfolio
Maxim Conservative Profile I Portfolio
Maxim Moderate Profile I Portfolio
Maxim Moderately Aggressive Profile I Portfolio
Maxim Moderately Conservative Profile I Portfolio
Maxim Aggressive Profile II Portfolio
Maxim Conservative Profile II Portfolio
Maxim Moderate Profile II Portfolio
Maxim Moderately Aggressive Profile II Portfolio
Maxim Moderately Conservative Profile II Portfolio
Maxim SecureFoundationSM Balanced Portfolio
Maxim SecureFoundationSM Lifetime 2015 Portfolio
Maxim SecureFoundationSM Lifetime 2020 Portfolio
Maxim SecureFoundationSM Lifetime 2025 Portfolio
Maxim SecureFoundationSM Lifetime 2030 Portfolio
Maxim SecureFoundationSM Lifetime 2035 Portfolio
Maxim SecureFoundationSM Lifetime 2040 Portfolio
Maxim SecureFoundationSM Lifetime 2045 Portfolio
Maxim SecureFoundationSM Lifetime 2050 Portfolio
Maxim SecureFoundationSM Lifetime 2055 Portfolio
Maxim Lifetime 2015 Portfolio I
Maxim Lifetime 2015 Portfolio II
Maxim Lifetime 2015 Portfolio III
Maxim Lifetime 2025 Portfolio I
Maxim Lifetime 2025 Portfolio II
Maxim Lifetime 2025 Portfolio III
Maxim Lifetime 2035 Portfolio I
Maxim Lifetime 2035 Portfolio II
Maxim Lifetime 2035 Portfolio III
Maxim Lifetime 2045 Portfolio I
Maxim Lifetime 2045 Portfolio II
Maxim Lifetime 2045 Portfolio III
Maxim Lifetime 2055 Portfolio I
Maxim Lifetime 2055 Portfolio II
Maxim Lifetime 2055 Portfolio III


Very truly yours,




Bryan Morris
Partner





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Maxim Series Fund, Inc.:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of
1940 that Maxim Stock Index Portfolio, Maxim Index 600 Portfolio, Maxim S&P 500 Index Portfolio, Maxim S&P
MidCap 400 Index Portfolio, Maxim International Index
Portfolio, Maxim Aggressive Profile I Portfolio, Maxim Conservative Profile I Portfolio, Maxim Moderate Profile I Portfolio, Maxim Moderately Aggressive Profile I
Portfolio, Maxim Moderately Conservative Profile I
Portfolio, Maxim Aggressive Profile II Portfolio, Maxim Conservative Profile II Portfolio, Maxim Moderate Profile
II Portfolio, Maxim Moderately Aggressive Profile II
Portfolio, Maxim Moderately Conservative Profile II
Portfolio, Maxim SecureFoundationSM Balanced Portfolio,
Maxim SecureFoundationSM Lifetime 2015 Portfolio, Maxim SecureFoundationSM Lifetime 2020 Portfolio, Maxim SecureFoundationSM Lifetime 2025 Portfolio, Maxim SecureFoundationSM Lifetime 2030 Portfolio, Maxim SecureFoundationSM Lifetime 2035 Portfolio, Maxim SecureFoundationSM Lifetime 2040 Portfolio, Maxim SecureFoundationSM Lifetime 2045 Portfolio, Maxim SecureFoundationSM Lifetime 2050 Portfolio, Maxim SecureFoundationSM Lifetime 2055 Portfolio, Maxim Lifetime
2015 Portfolio I, Maxim Lifetime 2015 Portfolio II, Maxim Lifetime 2015 Portfolio III, Maxim Lifetime 2025 Portfolio
I, Maxim Lifetime 2025 Portfolio II, Maxim Lifetime 2025 Portfolio III, Maxim Lifetime 2035 Portfolio I, Maxim
Lifetime 2035 Portfolio II, Maxim Lifetime 2035 Portfolio
III, Maxim Lifetime 2045 Portfolio I, Maxim Lifetime 2045 Portfolio II, Maxim Lifetime 2045 Portfolio III, Maxim
Lifetime 2055 Portfolio I, Maxim Lifetime 2055 Portfolio
II, and Maxim Lifetime 2055 Portfolio III (each a
"Portfolio, collectively the "Portfolios") of the Maxim
Series Fund, Inc. (the "Fund") complied with the
requirements of subsections (b) and (c) of Rule 17f-2
under the Investment Company Act of 1940 as of December
31, 2011. Management is responsible for each Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.
Our examination was conducted in accordance with
attestation standards established by the Public Company Accounting Oversight Board (United States), and
accordingly, included examining, on a test basis, evidence
about each Portfolio's compliance with those requirements
and performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
December 31, 2011, and with respect to agreement of
security purchases and sales, for the period from October
31, 2011 (the date of our last examination) through
December 31, 2011:
1.	Confirmation of all securities held by the Depository
Trust Company in book entry form;
2.	Reconciliation of all such securities to the books and
records of each Portfolio and the Bank of New York (the
"Custodian");
3.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with
Custodian records; and
4.	Agreement of one security purchase and one security sale
or maturity since our last report from the books and records of each of the Portfolios to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.
In our opinion, management's assertion that each of the Portfolios of the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31,
2011, with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Maxim Series
Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


March 14, 2012